

Abhinav Chandra · 2nd

Chief Executive Officer at PredictSys, Inc.

San Francisco Bay Area · 367 connections · **Contact info**

PredictSys, Inc.

University of Michiga
Stephen M. Ross Sch

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Experience

Chief Executive Officer
PredictSys, Inc.

Mar 2019 – Present · 2 yrs



Amazon
5 yrs



Head Of Customer Experience
2016 – 2019 · 3 yrs
Greater Seattle Area



Senior Leader / DMM
2014 – 2016 · 2 yrs
Greater Seattle Area

• Lead multiple merchant teams in Women's Clothing
• Own end to end P&L of Women's Clothing categories
• Lead teams through strategic negotiations, assortment strategy development, planning and execution and on-site merchandising ...see mor



Associate Partner
McKinsey & Company
2007 – 2014 · 7 yrs

• Developed a new and unique approach to private label product design for retailers. Helped multiple retailers implement the new approach resulting in at least 500 basis point margin improvement
• Assisted COO at a consumer company in developing a new supply chain strategy v ...see mor

Education



University of Michigan - Stephen M. Ross School of Business
Master of Business Administration (MBA), General Management, Finance, Marketing
2005 – 2007



London Business School
Master of Business Administration (MBA), General Management, Finance, Entrepreneurship
2007 – 2007



Birla Institute of Technology and Science

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